NewAlliance Bancshares

Investor Day

May 13, 2008

Discussion Topics

- Company Profile and Business Focus
- Key 2008 Business Priorities
- Highlights of First Quarter 2008
- Balance Sheet Composition and Credit Quality

Company Profile

NewAlliance is a regional community bank with a significant southern New England presence:

- **Approximately $8.2 billion in assets and $4.3 billion in deposits;**
- **89 branches in Connecticut and Massachusetts;**
- **3rd largest bank headquartered in Connecticut; 4th largest in New England;**
- **Dominant market share in its core markets;**
- **Balance sheet growth driven by strong sales culture and acquisitions;**
- **Strong capital - - Tier 1 leverage of approximately 11%.**

Building the NewAlliance Franchise



MASSACHUSETTS
MA
CONNECTICUT
CT
RHODE ISLAND
RI
NEW YORK
NY
NEW JERSEY
Pittsfield
Northampton
Holyoke
Westfield
Springfield
Enfield
Leominster
Reading
Peabody
Malden
Lynn
Waltham
Revere
Marlborough
Boston
Framingham
Newton
Worcester
Norwood
Quincy
Weymouth
Milford
Randolph
Franklin
Brockton
North Attleboro
Woonsocket
Attleboro
Taunton
Johnston
Providence
Cranston
Fall River
Warwick
New Bedford
Newport
Buzzards Bay
Kingston
Hyde Park
Poughkeepsie
Newburgh
Peekskill
Ossining
New City
Greenwich
Port Chester
Teaneck
New Rochelle
Centereach
Coram
West New York
Franklin Square
Brentwood
East Patchogue
Bay Shore
West Islip
New York
Merrick
Simsbury
Torrington
Hartford
Bristol
Watertown
Middletown
Waterbury
Meriden
Cheshire
Danbury
North Haven
Shelton
Trumbull
Bridgeport
Fairfield
Norwalk
Stamford
Norwich
New London
Long Island Sound
Block Island Sound
Gardiners Bay
Napeague Bay
Great Salt Pond
Rhode Island Sound
New Harbor
Atlantic Ocean

2008 Business Priorities

PRIORITY	Build revenue momentum;
PRIORITY	Invest in technology and breadth of business capabilities;
PRIORITY	Maintain vigilant risk management focus;
PRIORITY	Deploy capital opportunistically.

Consolidated Statements of Income

(In millions) (Unaudited)	Three Months Ended March 31, 2008	Three Months Ended Dec. 31, 2007	Three Months Ended March 31, 2007
Interest and dividend income	$ 102.2	$ 106.5	$ 96.8
Interest expense	56.2	61.2	53.4
Net interest income before provision	46.0	45.3	43.4
Provision	1.7	2.3	1.0
Net interest income after provision	44.3	43.0	42.4
Total non-interest income	15.6	14.2	14.2
Total non-interest expense	42.2	40.1	42.7
Income before income taxes	17.7	17.1	13.9
Income tax provision	4.8	6.2	4.6
Net income	$ 12.9	$ 10.9	$ 9.3
Diluted EPS	0.13	0.11	0.09
Net interest margin	2.56%	2.49%	2.50%

Highlights of 1st Quarter 2008

Priority	Progress Against Goals
Build revenue momentum:	■ Overall operating revenue* up 2.8%; ■ Loans increased $31 million from Q4 '07; ■ Average core deposits increased $37.6 million, or 1.6%; ■ Reduced deposit costs by $3.5 million or 32 b.p. from Q4 '07;

*excluding securities gain & limited partnerships

Highlights of 1st Quarter 2008 (continued)

Priority	Progress Against Goals
Build revenue momentum:	▪ NIM improved 7 b.p. from Q4 '07 to 2.56%; ▪ Investment management, brokerage and insurance fees increased $1.2 million, or 94.7%; ▪ Non-interest income increased $1.4 million, or 10%.

Quarterly Loan Originations



$'s in thousands
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
247,029
71,767
45,263
57,666
305,396
91,743
53,351
83,375
260,531
92,670
42,932
56,610
288,195
100,220
32,639
89,093
290,268
153,401
29,125
34,082
03/07
06/07
09/07
12/07
03/08
Consumer Originations
CRE Originations
C & I Originations
Residential Originations

NewAlliance Bancshares

Quarter End Deposit Balances



$'s in thousands
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
4,442,110
513,081
454,648
499,040
879,854
4,408,117
504,840
453,922
496,791
930,944
4,292,829
506,622
402,227
504,175
901,856
4,373,665
477,408
401,097
492,042
941,051
4,257,614
484,380
405,669
494,845
1,126,787
03/07
06/07
09/07
12/07
03/08
Time
Savings
Money Market
Checking with Interest
Non-Interest Checking

NewAlliance Bancshares

Deposit Pricing Trends

	Pricing 12/31/07	Pricing 1/31/08	Pricing 3/31/08	Pricing 4/30/08
Premium Checking Blended Rate	1.73%	.99%	.50%	.50%
Premium Money Market Blended Rate	4.17%	3.25%	2.31%	2.31%
Blended Savings Rate	2.34%	2.25%	2.33%	2.41%
Weekly Special Relationship CD (under 1 year) Posted Rate	4.17%	2.47%	2.72%	3.20%

Weighted cost of interest -bearing deposits for the month	3.08%	3.01%	2.68%	2.40%

Highlights of 1st Quarter 2008 (continued)

Priority	Progress Against Goals
Invest in technology and breadth of business capabilities:	▪ Launched Internet sales channel; ▪ Launched debit card cash rewards program to enhance checking growth; ▪ Initiated technology upgrade of branch platform.

Highlights of 1st Quarter 2008 (continued)

Priority	Progress Against Goals
Maintain vigilant risk management focus:	▪ Accelerated account monitoring; ▪ Introduced credit scoring on commercial loan portfolio; ▪ Total delinquencies of 70 b.p.; ▪ Non-performing loans at 40 b.p.; ▪ Net charge-offs of 1 b.p.; ▪ Adequate reserve coverage at 95 b.p.

Highlights of 1st Quarter 2008 (continued)

Priority	Progress Against Goals
Deploy capital opportunistically:	■ Twice "well capitalized" regulatory benchmark; ◇ Tier 1 capital 11.2%; ◇ Risk-based capital of 18.6%; ■ Increased dividend for fifth time since IPO; ■ Continue to evaluate prudent M & A opportunities.

Stock Price Comparison
NAL vs. SNL Thrift and Bank Indices for 1Q '08

NAL up 6.4%



%
20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
-20.00
12/31/2007
1/7/2008
1/14/2008
1/21/2008
1/28/2008
2/4/2008
2/11/2008
2/18/2008
2/25/2008
3/3/2008
3/10/2008
3/17/2008
3/24/2008
3/31/2008
NAL
SNL Thrift
SNL Bank

NewAlliance Bancshares

NewAlliance Bancshares

Balance Sheet Composition and Credit Quality

Deposits

March 31, 2008

TOTAL DEPOSITS: $4.3 billion

Total Core = 59%



41%
26%
12%
21%
Savings
Money Market
Demand/NOW
Time

No brokered CDs

NewAlliance Loan Portfolio

March 2008 Month-End

TOTAL LOANS: $4.8 billion



15%
4%
10%
21%
50%
Residential
CRE
C&I
Consumer
Commercial Construction

Residential Portfolio Snapshot

March 2008 Month-End


8%
2%
2%
1%
87%
OWNER-SINGLE-FAMILY
OWNER-CONDO
OWNER-MULTI-FAMILY
NON-OWNER-OCCUPIED
SECOND HOMES

- Residential Portfolio $2.4 billion
- Total delinquencies 0.51%
- Average FICO 749
- Average LTV 48%

Residential Portfolio Score Distribution

March 2008 Month End



Residential (Purch+Organic)
25%
20%
15%
10%
5%
0%
7%
9%
84%
3%
1%
1%
2%
4%
5%
8%
9%
13%
18%
20%
16%
< 600
600-619
620-639
640-659
660-679
680-699
700-719
720-739
740-759
760-779
780-799
> 800

NewAlliance Bancshares

Home Equity Portfolio Snapshot

March 2008 Month-End


63%
37%
HELOAN
HELOC

- Total outstandings $662MM
- Total delinquencies 0.41%
- Net credit losses 0.00%
- Average CLTV 46%

Total CRE Portfolio Snapshot

March 2008 Month-End


12%
5%
83%
CRE
Construction-to-Perm
Residential Sub-Division

- Total outstandings $1.2 billion
- Total delinquencies 0.85%
- Non Performing Loans 0.44%
- Net credit losses 0.00%

CRE Portfolio Snapshot

March 2008 Month-End



16%
20%
8%
17%
10%
14%
15%
RETAIL
OFFICE
WAREHOUSE
MIXED USE
APARTMENTS
MEDICAL
ALL OTHERS

Balanced distribution of risk

C&I Portfolio Snapshot

March 2008 Month-End


4%
5%
2.83%
53%
35%
Term Loans
SBA Loans
SBA Certificates
Leases
Revolving

- Total outstanding balance $454MM
- Total delinquencies 1.62%
- Net credit losses - 0.01%

C&I Portfolio Snapshot

March 2008 Month-End



C & I by Industry Code
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
% of Total Exposure
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
Total Exposure
Manufacturing
Construction
Real Estate, Rental & Leasing
Wholesale Trade
Retail Trade
Other Services
Health Care & Social Assistance
Condominium Associations
Professional, Scientific & Technical Svcs
Transportation & Warehouse
Other

No excessive concentrations

NewAlliance Bancshares

Asset Quality Key Indicators

	At or for the Three Months Ended				
	3/07	6/07	9/07	12/07	3/08
• Non-performing loans to total loans	0.41%	0.33%	0.42%	0.35%	0.40%
• Allowance for losses to total loans	0.93%	0.92%	0.92%	0.93%	0.95%
• Allowance for losses to non-accrual loans	227%	280%	221%	267%	239%
• Net charge-offs to average loans *	0.02%	0.02%	0.04%	0.13%	0.01%
• Total delinquencies/ loans (30+)	0.65%	0.67%	0.73%	0.63%	0.70%
• Loan loss provision	$1.0MM	$0.6MM	$1.0MM	$2.3MM	$1.7MM

*annualized

NewAlliance Bancshares

Investment Portfolio

March 31, 2008

Total Portfolio $2.4 billion



AAA
6%
AA
2%
A
1%
Treasury/Agency
91%

Auction Rate Issues (AAA/AA)	**2%**
Fixed Maturity Trust Preferred Stock (AAA/AA/A)	**2%**

NewAlliance Bancshares

Gap Report March 2008

	Mar-08		< 3 Months	3 - 12 Months	< 1 Year Gap Mar-08
Assets:					
Cash and Due From Bank	121,246	-	-	-	-
Short Term Investments	83,000	4.68	83,000	-	83,000
Long Term Investments	2,385,950	5.22	557,363	727,263	1,284,626
Total Investments:	**2,468,950**	**5.20**	**640,363**	**727,263**	**1,367,626**
Loans - Adjustable and Variable	2,649,746	5.77	653,973	605,344	1,259,317
Loans - Fixed	2,090,219	5.93	220,892	328,909	549,801
Total Loans:	**4,739,965**	**5.84**	**874,865**	**934,253**	**1,809,118**
Nonaccrual Loans	18,989	-	-	-	-
Other Assets	832,859	-	-	-	-
Total Assets	**8,182,009**	**4.96**	**1,515,228**	**1,661,516**	**3,176,744**
Liabilities:					
Certificates of Deposit	1,745,932	3.95	932,100	637,186	1,569,286
Core Accounts	2,511,682	1.47	49,763	966,800	1,016,563
Total Deposits:	**4,257,614**	**2.48**	**981,864**	**1,603,986**	**2,585,850**
Borrowed Money	2,424,860	4.48	276,093	346,249	622,343
Other Liabilities	84,686	-	-	-	-
Total Liabilities	**6,767,160**	**3.18**	**1,257,957**	**1,950,235**	**3,208,192**
Capital:	1,414,849	-	-	-	-
Total Liabilities & Equity	**8,182,009**	**2.63**	**1,257,957**	**1,950,235**	**3,208,192**
Total Rate Sensitive Assets:	7,180,370	5.65	1,515,228	1,661,516	3,176,744
Total Rate Sensitive Liabilities:	6,198,094	3.47	1,257,957	1,950,235	3,208,192
Cumulative RSA/RSL:			1.20	0.99	0.99
Period Gap:			257,271	(288,719)	
Cumulative Gap:			257,271	(31,448)	(31,448)
Cumulative Gap/Total Assets:			**3.14%**	**-0.38%**	**-0.38%**

Challenges Ahead

- Consumer & market stress
- Impact of deposit flows on NIM outlook
- Pressure on expenses
- Upward drift in delinquencies

Organizational Strengths

- Strong sales culture
- Management depth
- Risk management
- Regulatory compliance
- Disciplined acquirer and integrator
- Capital management

Disclaimer & Forward-Looking Statements

This presentation contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in market interest rates, loan prepayment rates, general economic conditions, legislation and regulation; changes in the monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition and demand for financial services; changes in accounting principles and guidelines; the ability of the Company to successfully complete and integrate acquisitions; the pace of growth and profitability of possible de novo branches; the impact of additional equity awards yet to be determined; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company's operations, pricing and services.

NewAlliance Bancshares

Capital ideas. Human values.